

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 30, 2012

Via E-mail
Mr. Bradley S. Forsyth
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> RE: **Willis Lease Finance Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **Form 10-Q for the Period Ended June 30, 2012**
> **Filed August 7, 2012**
> **Response dated August 13, 2012**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed your response letter dated August 13, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 50

1. We note your response to comment four from our letter dated June 29, 2012. You indicate that you classified the changes in restricted cash, maintenance reserve and security deposits within cash flows from operating activities based on the fact that the

cash flows associated with your monthly lease payments, maintenance reserves and security deposits are predominantly operating in nature as they are directly related to your core revenue generating activity, leasing equipment and the maintenance of your operating assets. We have the following comments in this regard:

- We believe that maintenance reserve payments that are subject to return and security deposits made by your lessees are sufficiently different than monthly lease payments that are an operating activity that enters into the determination of net income. Please provide us with the latest five years and interim to date activity for your maintenance reserve account and security deposit accounts and address what percent of payments received each period is returned to the lessee and what percent is recognized as revenue. In this regard, please address the reasons for the $27,972 revenues recognized in 2009. To the extent a majority of the maintenance reserve payments and security deposits are returned to your lessees, please reassess your basis for reflecting these activities within operating cash flows. In this regard, based on the activity reflected in your security deposit account for the last three fiscal years, it does not appear that you have recognized any revenue related to security deposits;

- Please address the appropriateness of reflecting engine sales proceeds and new debt borrowings as cash inflows of restricted cash within operating activities. Please confirm that these cash inflows are appropriately reflected as cash inflows within your investing and financing activities in your consolidated statements of cash flows;

- Please address the appropriateness of reflecting debt payments as an outflow of restricted cash within operating activities. Please confirm that these cash outflows are appropriately reflected within cash outflows within your financing activities in your consolidated statements of cash flows; and

- With regard to your restricted cash – investing activities, please confirm that the cash outflows for the asset purchases are included in your purchase of equipment held for operating lease and/or purchase of property, equipment and furnishings within your investing activities in your consolidated statements of cash flows.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief